Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 Under the Securities Act of 1933 Registration Statement on Form S-3;
File No. 333-157818 Dated August 11, 2009
PROLOGIS

7.625% Notes due 2014

Issuer:	ProLogis

Security:	7.625% Notes due 2014

Size:	$350,000,000

Maturity Date:	August 15, 2014

Coupon:	7.625% per annum, payable semi-annually

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010

Price to Public:	99.489%

Underwriting Discount:	0.60%

Net Proceeds, Before Expenses, to ProLogis:	$346,111,500

Use of Proceeds:	ProLogis intends to use the net proceeds for the repayment of borrowings under its global line of credit and for general corporate purposes, which may include the repayment or repurchase of other indebtedness.

Spread to Benchmark Treasury:	+ 507.4 basis points

Benchmark Treasury:	2.625% due July 31, 2014

Benchmark Treasury Spot:	99-24+

Benchmark Treasury Yield:	2.676%

Reoffer Yield:	7.75%

Make-Whole Call:	Treasury Rate + 50 basis points

Expected Settlement Date:	August 14, 2009 (T+3)

CUSIP / ISIN:	743410AU6 / US743410AU60

Ratings:	Baa2 (negative outlook) / BBB- (negative outlook) /BBB (negative outlook)

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Barclays Capital Inc. Morgan Stanley & Co. Incorporated RBS Securities Inc.

Senior Co-Managers:	Scotia Capital (USA) Inc. RBC Capital Markets Corporation Wells Fargo Securities, LLC

Co-Managers:	Calyon Securities (USA) Inc. SG Americas Securities, LLC ING Financial Markets LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or RBS Securities Inc. toll-free at 1-866-884-2071.

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